June 10, 2008

VIA EDGAR

Ms. Louise Dorsey

Chief Accountant’s Office

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:  Gramercy Capital Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007 (“Form 10-K”)

Filed on March 17, 2008

File No. 001-32248

Dear Ms. Dorsey:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in letters to Mr. John B. Roche of the Company, dated May 29, 2008 (the “May 29 Letter”) and May 14, 2008 (the “May 14 Letter”).  This letter is a request for waiver from the requirements of Rule 3-09 of Regulation S-X.  We received the initial comment from the Staff in the May 14 Letter.  We subsequently responded to the Staff’s comment on May 23, 2008.  In the May 29 Letter, the Staff suggested that we correspond directly with you in connection with our waiver request.

For convenience of reference, the Staff comments contained in the May 29 Letter and the May 14 Letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the May 29 Letter and the May 14 Letter, respectively, and are followed by the corresponding responses of the Company.  We have provided to each of you and Linda Van Doorn, a courtesy copy of this letter.

From the May 29 Letter:

Note 6 — Investments in Unconsolidated Joint Ventures, pages 115-116

3.             We note your response to comment 4 and request that you correspond directly with the Division’s Chief Accountant’s Office regarding your request for a waiver of the financial statements required under Rule 3-09 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has prepared separate correspondence directly with the Division of Corporate Finance’s Chief Accountant’s Office.

From the May 14 Letter:

Note 6 — Investments in Unconsolidated Joint Ventures, pages 115-116

4.             We note you recognized a gain of approximately $92 million on your sale of the One Madison Avenue joint venture to SL Green. Please note that for purposes of measuring significance under Rule 3-09 of Regulation S-X, the gain on disposal should be included.  Please tell us how you considered rule 3-09 and 4-08(g) of Regulation S-X in determining that separate financial statements and summarized financial information for the One Madison Avenue joint venture were not required.

Response:     In response to the Staff’s comment, in August 2007, the Company sold its ownership interest in the One Madison Avenue (“OMA”) joint venture to its joint venture partner and realized a gain under U.S. GAAP of approximately $92 million on that sale.  As a result of such sale, the Company no longer holds an ownership interest in OMA.  For purposes of determining significance for Rule 3-09, the Company did not include its gain of approximately $92 million in the income test, as this was a gain on sale recorded by the Company at a parent level, rather than included in the equity in income of OMA.  The Company understands from discussion with its external auditors that the Staff takes the position that such parent gains should also be included in the income test under Rule 3-09.

Excluding the gain on sale recognized in 2007, for purposes of the income test for Rules 3-09 and 4-08(g) significance, the Company’s earnings in OMA represented less than 10% of income from continuing operations in 2007, 2006 and 2005, respectively.  For the purposes of the investment test for Rule 3-09 significance, the Company’s investment in OMA represented less than 10% of total assets as of December 31, 2007, 2006 and 2005, respectively.  Accordingly this investment has not been significant to the Company’s operations historically.

When the gain on sale is factored into the income test for 2007, OMA’s income is in excess of 20% of the Company’s income from continuing operations.  Based on this level of significance, the Staff’s interpretation of Rule 3-09 would have required that the Company provide audited financial statements of OMA for the year ended December 31, 2007, as well as unaudited financial statements for the years ended December 31, 2006 and 2005.

The Company requests that at this time, the Staff waive this requirement based on the facts and circumstances above.  The Company further submits that, in all future filings for similar instances that occur with the future results of its unconsolidated investments accounted for under the equity method, it will include gains or losses related to changes in ownership of subsidiaries and equity method investees in its computations of significance for purposes of Rule 3-09.  If including such gains or losses, any future investments rise to a 20% or greater level of significance, the Company will provide the required financial statements under Rule 3-09 or, alternatively, request a waiver from the Staff based on the specific facts and circumstances.

Please feel free to contact me at (212) 297-1038 should you require additional information or have any questions.

Very truly yours,

/s/ John B. Roche
John B. Roche
Chief Financial Officer

cc:	Robert Lehman, CPA
Larry P. Medvinsky, Esq.
Linda Van Doorn